UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Companies Act 2006

Resolutions of

SANTANDER UK GROUP HOLDINGS PLC

(the “Company”)

At the ANNUAL GENERAL MEETING OF THE COMPANY, duly convened and held at 10:30 a.m. on 2 May 2019 at 2 Triton Square, Regent’s Place, London, NW1 3AN, the following resolutions were duly passed.

Resolutions 7 to 8 were passed as Special Resolutions:

Special Resolutions

7.	THAT the Articles of Association be amended so that the text of sub-article 11.2 is deleted and the following text is inserted in its place:

“Subject to article 11.3, the quorum for directors’ meetings may be fixed from time to time by a decision of the directors, but (subject to article 11.3) it must never be less than two, and unless otherwise fixed it is two, of which at least one is an Independent Non-Executive Director.”

8.	THAT the Articles of Association of the Company be amended by inserting a new Article 25 as follows:

“RETIREMENT OF DIRECTORS BY ROTATION

At each annual general meeting of the Company every Director shall retire from office. A retiring Director may offer himself or herself for re-appointment by the members and a Director that is so re-appointed will be treated as continuing in office without a break.”

The existing Articles of Association shall be renumbered accordingly.

__________________

Certified as a true copy

Gavin White

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 3 May 2019	By / s / Gavin White
Gavin White
Company Secretary